Filed Pursuant to Rule 424(b)(3)
Registration No. 333-181777

KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 2 DATED APRIL 23, 2013
TO THE PROSPECTUS DATED MARCH 8, 2013

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated March 8, 2013, as supplemented by supplement no. 1 dated April 10, 2013. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	a clarification to the suitability standards for our offering applicable to New Mexico investors;

•	the execution of an agreement to purchase a 314-unit apartment complex located on approximately 16.3 acres of land in Frederick, Maryland; and

•	the closing of a $25.0 million line of credit.
Suitability Standards
The following disclosure replaces the information applicable to investors in the state of New Mexico in the section captioned “Suitability Standards” on page i of the prospectus:
Investors in the state of New Mexico must have either:

•	a net worth of at least $250,000; or

•	gross annual income of at least $70,000 and a net worth of at least $70,000.
In addition to the general suitability standards listed above, investors in the state of New Mexico must have a liquid net worth of at least ten times their investment in us, our affiliates and other non-traded real estate investment trusts.
Probable Real Estate Investment
Crystal Park at Waterford
On April 18, 2013, we, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement with FCP Crystal Park, LLC (the “Seller”) to purchase an apartment complex containing 314 apartment units located on approximately 16.3 acres of land in Frederick, Maryland (“Crystal Park at Waterford”).  The Seller is not affiliated with us or our advisors. The purchase price of Crystal Park at Waterford is approximately $44.9 million plus closing costs. We intend to fund the purchase of Crystal Park at Waterford with proceeds from a mortgage loan from an unaffiliated lender and proceeds from our initial public offering. Pursuant to the purchase and sale agreement, we would be obligated to purchase Crystal Park at Waterford only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition without legal excuse, we may forfeit up to $1.0 million of earnest money.
Crystal Park at Waterford is located in Frederick, Maryland and consists of 314 apartment units, encompassing 288,954 rentable square feet. Crystal Park at Waterford was constructed in 1990, and is currently 93% occupied. The current aggregate annual effective base rent for the tenants of Crystal Park at Waterford is approximately $4.4 million.

The average occupancy rate for Crystal Park at Waterford during each of the last five years was as follows:

Year	Average Occupancy Rate
2008	N/A (1)
2009	94%
2010	94%
2011	95%
2012	94%
_____________________
(1) Information for 2008 is not available.
The average effective monthly rental rate per unit for each of the last five years for Crystal Park at Waterford was as follows:

Year	Average Effective Monthly Rental Rate per Unit
2008	$	N/A (1)
2009		1,091
2010		1,102
2011		1,156
2012		1,219
_____________________
(1) Information for 2008 is not available.
We calculate average effective monthly rental rate per unit as the monthly contractual base rental income, net of free rent, divided by the average units leased.
We believe that Crystal Park at Waterford is suitable for its intended purpose and adequately insured. If we acquire Crystal Park at Waterford, we intend to renovate unit interiors over the next several months. For the year ended December 31, 2012, Crystal Park at Waterford recorded $0.5 million of property tax expense related to the 2012 property tax year.
Wells Fargo Line of Credit
On April 19, 2013, we entered into a loan agreement with Wells Fargo Bank, N.A., an unaffiliated lender, for a fully recourse, unsecured, non-revolving line of credit in an amount up to $25.0 million (the “Wells Fargo Line of Credit”). The Wells Fargo Line of Credit, which is guaranteed by KBS Legacy Partners Properties LLC, our wholly-owned indirect subsidiary, will be available to fund the equity portion of real estate acquisitions made in advance of receipt of proceeds from our ongoing public offering. The Wells Fargo Line of Credit matures on October 19, 2013, with an option to extend the maturity date to January 19, 2014, subject to certain terms and conditions contained in the loan documents. The Wells Fargo Line of Credit bears interest at a floating rate of 300 basis points over one-month LIBOR. Beginning after the first full month that the Wells Fargo Line of Credit has been outstanding and to the extent that we have an outstanding principal balance, we will be required to pay down the outstanding balance on a monthly basis by the amount of net proceeds raised during the prior month in this offering. We paid a fee of approximately $0.2 million to Wells Fargo in connection with the execution of the Wells Fargo Line of Credit.

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